SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Eventbrite, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

29975E109**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock. One share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, L.P. (“USV 2010”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,755,613, of which 3,755,613 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,755,613, of which 3,755,613 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,613
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), L.P. (“USV 2010 Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 589,268 of which 589,268 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 589,268 of which 589,268 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,268
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, L.P (“USV 2010 PTRS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 118,972 of which 118,972 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 118,972, of which 118,972 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,972
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P. (“SC USGF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 431,359, of which 431,359 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 431,359, of which 431,359 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,359
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P (“SC USGF VII PF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 40,093, of which 40,093 shares are Class B common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 40,093, of which 40,093 shares are Class B common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“USV 2010 MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

4,463,853 shares, of which 3,755,613 shares of Class B common stock are directly owned by USV 2010, 589,268 shares of Class B common stock are directly owned by USV 2010 Q and 118,972 shares of Class B common stock are directly owned by USV 2010 PTRS. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

4,463,853 shares, of which 3,755,613 shares of Class B common stock are directly owned by USV 2010, 589,268 shares of Class B common stock are directly owned by USV 2010 Q and 118,972 shares of Class B common stock are directly owned by USV 2010 PTRS. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,463,853
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SC U.S. GROWTH VII MANAGEMENT, L.P. (“SC USG VII MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

471,452 shares, of which 431,359 shares of Class B common stock are directly owned by SC USGF VII and 40,093 shares of Class B common stock are directly owned by SC USGF VII PF. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

471,452 shares, of which 431,359 shares of Class B common stock are directly owned by SC USGF VII and 40,093 shares of Class B common stock are directly owned by SC USGF VII PF. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

4,935,305 shares, of which 3,755,613 shares of Class B common stock are directly owned by USV 2010, 589,268 shares of Class B common stock are directly owned by USV 2010 Q, 118,972 shares of Class B common stock are directly owned by USV 2010 PTRS, 431,359 shares of Class B common stock are directly owned by SC USGF VII and 40,093 shares of Class B common stock are directly owned by SC USGF VII PF. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF. SC US TTGP is the General Partner of each of USV 2010 MGMT and SC USG VII MGMT.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

4,935,305 shares, of which 3,755,613 shares of Class B common stock are directly owned by USV 2010, 589,268 shares of Class B common stock are directly owned by USV 2010 Q, 118,972 shares of Class B common stock are directly owned by USV 2010 PTRS, 431,359 shares of Class B common stock are directly owned by SC USGF VII and 40,093 shares of Class B common stock are directly owned by SC USGF VII PF. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF. SC US TTGP is the General Partner of each of USV 2010 MGMT and SC USG VII MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,935,305
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 84,960,526 Class A common stock outstanding as of October 25, 2023, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

ITEM 1.

(a) Name of Issuer:

Eventbrite, Inc. (“Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

155 5th Street, 7th Floor

San Francisco, CA 94103

ITEM 2.

(a) Name of Persons Filing:

Sequoia Capital U.S. Venture 2010 Fund, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund, L.P

Sequoia Capital U.S. Growth Fund VII, L.P.

Sequoia Capital U.S. Growth VII Principals Fund, L.P

SC U.S. Venture 2010 Management, L.P.

SC U.S. Growth VII Management, L.P.

SC US (TTGP), LTD.

The General Partner of each of USV 2010, USV 2010 Q, and USV 2010 PTRS is USV 2010 MGMT. The General Partner of USV 2010 MGMT is SC US TTGP.

The General Partner of each of SC USGF VII and SC USGF VII PF is SC USG VII MGMT. The General Partner of SC USG VII MGMT is SC US TTGP.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

USV 2010, USV 2010 Q, and USV 2010 PTRS, SC USGF VII, SC USGF VII PF, USV 2010 MGMT, SC USG VII MGMT and SC US TTGP: Cayman Islands

(d) CUSIP Number:

29975E109

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Sequoia Capital U.S. Venture 2010 Fund, L.P.

Sequoia Capital U.S. Venture 2020 Partners Fund, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.

By:	SC U.S. Venture 2010 Management, L.P. General Partner of each

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Venture 2010 Management, L.P.

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth Fund VII, L.P. Sequoia Capital U.S. Growth VII Principals Fund, L.P.

By:	SC U.S. Growth VII Management, L.P. General Partner of each

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Growth VII Management, L.P.

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC US (TTGP), Ltd.

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory